uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

The Securities and Exchange Commission
Office of Corporate Finance
100 F Street 06018421
Washington, D.C. 20549
U. S. A.

Our reference # 09.1-14/14332

Date November 1, 2006

82-04545

RECEIVED
2006 NOV 14 P 1:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Attention: Division of Corporation Finance

Subject: Uralsvyazinform information on corporate actions dd. October 4, 2006 – October 31, 2006

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. October 4, 2006 – October 31, 2006.

Please, could you acknowledge the receipt of the present letter and the attachments by sealing its copy (attached herewith) and returning it to us? For your accommodation, the envelope with return address comes within.

PROCESSED
NOV 16 2006
THOMSON FINANCIAL

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

dlw 11/14

Enclosures:

1. Information on corporate actions dd. October 4, 2006 (change of Uralsvyazinform share in the Charter Capital of "Kanal TV' Association").
2. Information on corporate actions dd. October 13, 2006 (change of Uralsvyazinform share in the Charter Capital of 'Pochtobank').
3. Information on corporate actions dd. October 18, 2006 (expiration of the license for rendering cable-casting services).
4. Information on corporate actions dd. October 19, 2006 (third coupon payment on the bond issue of 05 series).
5. Information on corporate actions dd. October 30, 2006 (Substantial change in Uralsvyazinform net profit, III quarter 2006).
6. Information on corporate actions dd. October 30, 2006 (Prosecution Statement provided by the Tax Service of the Russian Federation).
7. Information on corporate actions dd. October 31, 2006 (expiration of the license – TV and sound broadcasting through the cable TV network).

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsvyazinform.com

October 4, 2006

Change of Uralsvyazinform share in the Charter Capital of the closed joint-stock company "Kanal TV' Association".

Location of the company: **454126, ul. Vitebskaya 4, Chelyabinsk, Russia.**

Uralsvyazinform share in the Charter Capital and common stock of the company before the change: **55.9 % of the Charter Capital; 55.9 % of the common stock.**

Uralsvyazinform share in the Charter Capital and common stock of the company after the change: **0% of the Charter Capital; 0% of the common stock.**

The date of change of Uralsvyazinform's share in the Charter Capital of the company: **October 4, 2006.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsvyazinform.com

October 13, 2006

Change of Uralsvyazinform share in the Charter Capital of the Closed Joint-Stock Commercial Innovation Bank for Telecommunications and Information Technology Development 'Pochtobank'.

Location of the bank: **614096, ul. Lenina 68, Perm, Russia.**

Uralsvyazinform share in the Charter Capital and common stock of the bank before the change: **68.43 % of the Charter Capital; 68.43 % of the common stock.**

Uralsvyazinform share in the Charter Capital and common stock of the bank after the change: **0% of the Charter Capital; 0% of the common stock.**

The date of change of Uralsvyazinform's share in the Charter Capital of the bank: **October 13, 2006.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

October 18, 2006

On October 18, 2006 the Uralsvyazinform license expired.

License type: license for rendering cable-casting telecommunication services.

Number, date of issuing the license, and State authority that issued the license: №19818 dd. October 18, 2001. Issued by the by the Ministry of Information Technologies and Communications of the Russian Federation.

Licensed territory: Alapayevsk, Kachkanar, Krasnouralsk – the cities within Sverdlovsk district.

License renewal: according to the decision of the State Telecommunication Committee a new license was issued for rendering cable-casting telecommunication services, №43985 dd. August 30, 2006.

Licensed territory: the Urals Federal District.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

October 19, 2006

Uralsvyazinform effected the third coupon payment on monetary bond issue of 05 series.

On October 19, 2006 Uralsvyazinform effected the third coupon payment on monetary bond issue of 05 series. The category of securities: non-convertible interest-bearing documentary bearer bonds with obligatory centralized custody.

The state registration number of the Bond issue and the date of its state registration: **4-08-00175-A dd. September 23, 2004.**

The state body that performed the Bond issue registration: **Federal Commission for the Securities Market.**

The procedure of coupon rate determination was defined by the Bonds Resolution and Prospectus approved by the Company's Board of Directors (Protocol # 3, dd. July 28, 2004).

According to the Bonds Resolution the bonds' overall nominal value amounts to RUR 2 bn.

The first coupon rate has been approved by the Company's Board of Directors in the amount of 9.19 per cent per annum (Protocol # 29 dd. April 21, 2005), payable every half-year.

The outpaid interest per bond with par value of RUR 1,000 made up **RUR 45.82**. The total value of payments amounted to **RUR 91,640 thousand**.

The mode of payment: **non-cash settlement in the Russian Federation currency.**

Overall amount of coupon payments on the bond issue of 05 series up to date:
first coupon payment: **RUR 91,640 thousand**
second coupon payment: **RUR 91,640 thousand**
third coupon payment: **RUR 91,640 thousand**

Overall amount of interest paid out on the bond issue of 05 series:
RUR 274,920 thousand.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform
11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

October 30, 2006

Substantial change in Uralsvyazinform net profit.

The time of occurrence of the event resulting in a single increase of the issuer's net profit: **III quarter, 2006.**

The date the quarterly financial statements of the Issuer as of the III quarter 2006 were compiled: **October 30, 2006.**

Facts resulting in a single increase of the Issuer's net profit:

1. The growth of before-tax income by RUR 398 mln. results from the recovery of allowance for doubtful accounts. The reimbursement was obtained from the Federal budget with regard to the expenses incurred in connection with benefits vested for telecommunication services, totaling RUR 267 mln.

2. The growth of sales profit by RUR 190 mln. is caused by the alterations introduced to the Procedure of rendering telecommunication services that took effect on July 1, 2006 pursuant to the Telecommunication Act and 'Rules of telecommunication networks junction and interconnection' approved by the Russian Federation Government Decree #161 dated March 28, 2005. The alterations resulted in increase of income from intrazone services as well as in growth of the Company's expenses.

Net profit of the issuer in the reporting period preceding the reporting period the present substantial event occurred in: **in II quarter, 2006 the net profit totaled RUR 554,998,000.**

Net profit of the Issuer in the reporting period the substantial event occurred in:
in III quarter, 2006 the net profit totaled RUR 897,427,000.

The change in the Issuer's net profit in absolute relation and percentage:
RUR 342,429,000 (three hundred forty two million four hundred twenty nine thousand) rubles; plus 61.70 per cent.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

October 30, 2006

On October 30, 2006 Uralsvyazinform obtained a Prosecution Statement from the Federal Tax Service.

Uralsvyazinform has been provided with a Prosecution Statement as a result of the field tax inspection made by the Largest Taxpayers Interregional Inspection board #7 of the Russian Federation Federal Tax Service.

Total claim of the tax organ with regard to the Company's operation in 2003 – 2004 made up RUR 690 mln., RUR 568 mln. being tax debts revealed, and RUR 122 mln. being penalty interest collected of these debts.

Uralsvyazinform disagree with the conclusions of the Largest Taxpayers Interregional Inspection board #7 of the Russian Federation Federal Tax Service with regard to all assessed additional taxes and shall assert its rights in due judicial proceeding.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

October 31, 2006

On October 31, 2006 the Uralsvyazinform license for rendering services on television and sound broadcasting through the cable TV network expired.

License type: license for rendering services on television and sound broadcasting through the cable TV network.

Number, date of issuing the license, and State authority that issued the license: № 28648 dd. October 31, 2003. Issued by the by the Ministry of Information Technologies and Communications of the Russian Federation.

Licensed territory: Khantymansiysk, Langepas, Raduzhnyi, Pokachi, and Surgut – the cities within Khantymansiysk autonomous district

License renewal: according to the decision of the State Telecommunication Committee a new license was issued for rendering cable-casting telecommunication services, №43985 dd. August 30, 2006.

Licensed territory: the Urals Federal District.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

Our reference # 09.1-14/14332

Date November 1, 2006

Attention: Division of Corporation Finance

Subject: Uralsvyazinform information on corporate actions dd. October 4, 2006 – October 31, 2006

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. October 4, 2006 – October 31, 2006.

Please, could you acknowledge the receipt of the present letter and the attachments by sealing its copy (attached herewith) and returning it to us? For your accommodation, the envelope with return address comes within.

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

Enclosures:

1. Information on corporate actions dd. October 4, 2006 (change of Uralsvyazinform share in the Charter Capital of "Kanal TV' Association").
2. Information on corporate actions dd. October 13, 2006 (change of Uralsvyazinform share in the Charter Capital of 'Pochtobank').
3. Information on corporate actions dd. October 18, 2006 (expiration of the license for rendering cable-casting services).
4. Information on corporate actions dd. October 19, 2006 (third coupon payment on the bond issue of 05 series).
5. Information on corporate actions dd. October 30, 2006 (Substantial change in Uralsvyazinform net profit, III quarter 2006).
6. Information on corporate actions dd. October 30, 2006 (Prosecution Statement provided by the Tax Service of the Russian Federation).
7. Information on corporate actions dd. October 31, 2006 (expiration of the license – TV and sound broadcasting through the cable TV network).